Exhibit 12.1

Aspen Insurance Holdings Limited

Computation of Ratio of Earnings to Fixed Charges

and Preference Share Dividends

	Twelve Months Ended December 31,
	2012		2011(2)		2010		2009		2008
	($ in millions, except ratios) (As Adjusted)
Net income before tax	$295.4		$(147.3)		$340.3		$534.7		$140.2
Add back interest expense	30.9		30.8		16.5		15.6		15.6

Pre-tax income before interest expenses	326.3		(116.5)		356.8		550.3		155.8

Fixed charges	30.9		30.8		16.5		15.6		15.6
Ratio of earnings to fixed charges	10.56	x	(3.78)		21.62	x	35.28	x	9.99	x
Fixed charges and preference share dividends	63.6		59.4		41.1		42.1		50.5
Ratio of earnings to fixed charges and preference share dividends (1)	5.13	x	(1.96	)x	8.68	x	13.07	x	3.09	x

(1)

For purposes of computing these ratios, earnings consist of net income before tax, excluding interest expense. Fixed charges consist of interest expense on our long-term debt. Fixed charges and preference share dividends consists of interest expense on our long-term debt and dividends on our Perpetual PIERS, Perpetual Preference Shares and Non-Cumulative Preference Shares which have been grossed up at the effective rate of tax.

(2)

In 2012, the Company adopted the provision of ASU 2010-26, “Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts.” Under the standard, the Company is required to expense the proportion of its general and administrative deferred acquisition costs not directly related to successful acquisition. For more information on the impact of ASU 2010-26 refer to Note 2(l) “Basis of Preparation and Significant Accounting Policies — New Accounting Policies,” of our consolidated financial statements appearing in the Company’s Annual Report on Form 10-K, filed February 26, 2013.